Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains the transcript of the first quarter of 2004 earnings teleconference call of Lyondell on April 22, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

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Transcript:

Operator: Good morning and welcome to the Lyondell Chemical first quarter 2004 earnings release conference call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question and answer session. To ask a question at that time, please press *1. This conference is being recorded. If anyone has any objections, you may disconnect at this time. Now, I will turn the meeting over to Mr. Doug Pike, director of investor relations. Mr. Pike, you may begin.

Doug Pike: Good morning and welcome to Lyondell’s first quarter 2004 teleconference and webcast. As the operator said, this is Doug Pike, Lyondell’s director of investor relations. I’m joined today by Dan Smith, our president and chief executive officer; Morris Gelb, our chief operating officer; and Kevin DeNicola, Lyondell’s chief financial officer.

The agenda for today’s call will be as follows: I will briefly review our first quarter performance. Kevin will then review some key metrics and discuss factors related to our cash and cost management efforts. We will then open the call up to your questions. The call is scheduled to last 60 minutes.

But, before we begin, I’d like for you to note that statements made in this teleconference relating to matters that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those forward looking statements. For more detailed information about the factors that could cause our actual results to differ materially, please refer to our earnings release, issued this morning, and please also refer to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and also Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which will be filed with the SEC in May 2004.

In addition, as provided in our earnings release issued this morning, please note that Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with their proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. The earnings release also contains information regarding how you can obtain a free copy of that document and other documents that we file with the SEC.

I also would like to point out that a replay of today’s call will be available from 1:30 p.m. Eastern time today until 5 p.m. Eastern time on April 30. The replay can be accessed by calling 1-800-294-4406 or 1-402-220-9778, and the access code at both numbers is 5549. The replay can also be accessed beginning at 1:30 p.m. Eastern time today at the investor relations page of our web site, www.lyondell.com/earnings.

Reconciliations of non-GAAP financial measures to GAAP financial measures, together with any other applicable disclosures, including the earnings release, are currently available on our web site at www.lyondell.com/earnings.

Thank you. Now to the earnings performance.

During the first quarter of 2004, Lyondell experienced a net loss of $15 million or eight cents per share, and this compares to a $77 million loss in the fourth quarter of 2003. Compared to the fourth quarter, the principal areas of improvement were Equistar margins and, within IC&D, the MTBE margins. Additionally, I should remind you that Lyondell earnings during the fourth quarter of 2003 were impacted by Equistar financing and severance costs that cumulatively had a negative after-tax impact of $11 million. There were no similar charges during the first quarter.

Compared to the first quarter of 2003, results improved by $98 million. Improvement occurred at each of the operating companies.

Now, before proceeding to a discussion of the performance of the individual operating companies, I would like to point out that we currently estimate that our full-year effective tax rate will be 37 percent.

As has been our custom, I will begin this discussion – the performance discussion with the Intermediate Chemicals and Derivatives segment. This segment includes propylene oxide, derivatives of propylene oxide, toluene di-isocyanate, MTBE and styrene. During the first quarter of 2004, EBITDA for this segment was $86 million, and this compares to $60 million in the fourth quarter of 2003.

Approximately two-thirds of the improvement is attributed to increased MTBE margins that resulted from a combination of high gasoline prices and seasonally lower butane costs late in the quarter.

Propylene oxide and its derivative products’ results also improved versus the fourth quarter. Volumes increased for the majority of these products, resulting in an overall increase in sales volumes of 20 percent or 149 million pounds. Approximately half of this increase is attributed to specific factors. For example, a strong deicer season contributed to a 40 million pound deicer volume increase and PO sales also benefited from increased volume related to maintenance turnarounds within the industry.

On a year-to-year basis we have also experienced significant sales growth. For example, butanediol and propylene glycol ethers together enjoyed a 50 million pound increase in sales versus the first quarter of 2003.

In the pricing area, compared to the fourth quarter, prices increased in the majority of the PO products, but for the most part these increases were not sufficient to maintain margins in an environment of rapidly increasing propylene raw material prices.

Styrene results during the quarter were relatively unchanged as several price increases were implemented to offset the rapid rise in raw material costs, particularly benzene.

But, performance in styrene did benefit from the operation of our new propylene oxide/styrene monomer joint venture plant near Rotterdam. This plant is operating well, at near 100 percent operating rates and positively impacted first-quarter IC&D results by $5-10 million.

TDI results were relatively unchanged versus the fourth quarter of 2003.

Now, looking at the second quarter, through late-April, sales volumes are quite good. However sales are below first-quarter levels, primarily due to the lack of the first-quarter seasonal and industry maintenance related sales that I mentioned previously. In an effort to offset the continuing high raw material costs, pricing initiatives are underway across the propylene oxide product chain, as well as for TDI. At this time we can not comment on the degree of success of these actions.

I’d also like to point out that during the second quarter we have one of our U.S. propylene oxide/styrene monomer plants down for a scheduled maintenance turnaround. And, depending on the relative value of the styrene versus MTBE co-products, this may have an impact on the second quarter results. And, Lyondell’s cash expenditures for the maintenance activity will be approximately $15-20 million.

Now I would like to turn your attention to Equistar’s performance. Equistar had a first quarter net income of $5 million versus a $104 million loss in the fourth quarter. And, this translates to an EBITDA of $136 million during the first quarter versus $27 million in the fourth quarter.

Industry product prices increased during the quarter as quarterly average ethylene prices were reported by CMAI to increase by 3.5 cents per pound and polyethylene prices by approximately two cents per pound. Equistar realized increases that were consistent with these estimates. Ethylene glycol demand was quite strong, and reported prices averaged approximately three cents per pound higher in the first quarter versus the fourth quarter.

In terms of sales volumes, ethylene and ethylene derivative volumes decreased by approximately two percent versus the fourth quarter and were five percent greater than first quarter 2003 volumes. Now, when this is compared to either the first quarter or fourth quarter of 2003, Equistar’s first quarter polyethylene sales volumes outperformed the American Plastics Council’s industry statistics.

Raw material costs increased significantly during the first quarter as crude oil rose from $32 per barrel to $37 per barrel, and averaged $35.20 per barrel over the quarter. This represented a $4 per barrel increase versus the fourth quarter of 2003, and was more than a dollar higher than the Iraq-war-driven prices of the first quarter of 2003. Now, it is somewhat counter intuitive, but despite these increases, crude-oil-based raw materials were advantaged versus ethane during the latter portion of the first quarter. This occurred as a result of significant co-product sales price increases that more than offset the increased raw material costs.

In order to understand this, it is important to realize that co-products represent approximately 65 to 75 percent of the product volume when processing crude-oil-based raw materials and the sales prices for these co-products increased significantly during the first quarter. For example, versus December, reported March prices for propylene increased by 9 3/4 cents per pound, reaching 30 3/4 cents per pound in March. Benzene increased by 45 cents per gallon, reaching $2.00 per gallon, and March gasoline price was $1.09 per gallon, an increase of 24 cents per gallon.

For the full quarter, CMAI’s estimated cost of ethylene production metric for a raw material mix similar to Equistar’s was unchanged versus the fourth quarter. Indeed, Equistar’s production costs followed this trend as crude-oil-based raw material production costs were less than fourth quarter costs; but this was offset by ethane-based production costs that increased versus the fourth quarter. However, I should point out that, during the quarter, there were significant month-over-month reductions in the metric, the majority of which can be attributed to increasing co-product values.

Equistar’s ability to take advantage of this has been somewhat constrained by a scheduled maintenance turnaround at the Corpus Christi ethylene plant, which began in mid-March and will continue throughout April. During this maintenance, work production costs are likely to be negatively impacted by approximately $5-10 million due to processing a sub-optimal raw material slate. The cash expenditures for this maintenance activity are estimated to be approximately $50 million. I would also like to point out, though, that this is the last of Equistar’s major liquid-based olefins plants to undergo a turnaround during this maintenance cycle.

Now, I would now like to turn your attention to the second quarter. During April, sales volumes in key products have continued to improve after experiencing a moderate February decline and a March recovery. Co-product prices have remained strong but April ethylene prices have not settled yet. Domestic polyethylene pricing experienced some pressure during the latter part of the first quarter, but in the export markets polyethylene prices have remained fairly strong. Although overall market conditions continue to show improvement, the level and volatility of energy prices, coupled with global economic uncertainties, continue to make it difficult to forecast near-term results.

Thank you. Now I would like to review results at LCR.

LCR’s first quarter net income reached a record $91 million, which translates to $131 million of EBITDA, a $21 million EBITDA increase versus the fourth quarter. The refinery operated at essentially full rates during the first quarter and total crude oil processing rates averaged 268 thousand barrels per day while Venezuelan contract crude averaged 238 thousand barrels per day. In addition to the generally strong operations, the refinery has also benefited from strong margins for the 30 thousand barrels per day of spot crude purchases that it processes, as well as from aromatic sales.

Distributions to the owners continued to be strong during the first quarter, and Lyondell received a net distribution of $54 million.

To date, during the second quarter, LCR operations, CSA crude oil deliveries and refining industry conditions have continued to be strong.

This concludes my prepared remarks so I would now like to turn the call over to Kevin to discuss some of the elements of our cash management efforts.

Kevin DeNicola: Thanks, Doug.

Lyondell finished the quarter with $471 million of cash and access to a $350 million revolver with no outstanding borrowings. Availability under this revolver is reduced by $52 million in letters of credit. This position is relatively in line with the prior quarter, higher than the average liquidity that we held during 2003.

Equistar finished the quarter with $111 million of cash and the Equistar accounts receivable and inventory-based revolving credit facilities were being utilized to the extent of about $217 million. After taking into account $19 million in letters of credit, the remaining availability under the combined Equistar facilities was $384 million at the end of the first quarter.

Now, as Doug just reviewed, Equistar benefited from significantly improved performance during the quarter. However, for a number of reasons the business consumed cash. Some of the key components of the cash usage were as follows. Accounts receivable and inventory - net of increased usage of the accounts receivable facility - increased approximately $180 million, primarily related to product price and raw material cost increases. A portion of the inventory increase can be attributed to volume increases related to the turnaround activity. The first quarter includes the majority of Equistar’s first half of the 2004 interest payments. This represented payments of $72 million during the quarter out of approximately $110 million during the first half of the year. And Equistar paid $44 million in annual property tax payments during the first quarter.

Although the dollars committed to working capital increased we continued to closely control the working capital operating metrics, which are within our control. As discussed in our press release, the metric that we use to measure this finished the quarter at 38 days for Lyondell and 37 days for Equistar. This represents a decrease in the metric of 5 days at Lyondell and an increase of 4 days at Equistar versus fourth quarter 2003.

During the quarter, capital spending was $11 million at IC&D, $19 million at Equistar and $15 million at LCR.

In addition to this capital spending, Lyondell also contributed $4 million to its joint ventures with Bayer to fund capital spending.

Before we open the call up to your questions, I would like to close the prepared portion of the call by recapping a few points. First and most importantly, our results support our belief that we are beginning to see an economic turnaround. For example, during the quarter, Equistar’s EBITDA was $136 million while for the same period a year ago the EBITDA was negative $19 million. Similarly, within IC&D, the first-quarter results for PO and PO derivative products improved by more than $40 million when compared to the first quarter of 2003.

I would also like to highlight that Equistar’s earnings and EBITDA during the first quarter were at a level that, if sustained for the course of the year, would surpass Equistar’s full-year internal cash requirements. Also, operations at LCR have been both strong and consistent, continuing to set new records. As a result, LCR’s distributions to the owners have continued to be extremely strong.

Second, our new PO plant in Europe is operating well. We are in the process of completing the last of the major liquid olefins plant maintenance turnarounds at Equistar. These efforts have been major consumers of cash and expenditures of this size will not be repeated over the next few years. In fact, we expect these investments to be sources of improved efficiency, capacity and earnings.

While energy prices remain a concern, the basic petrochemicals markets are moving into a supply/demand balance under which these issues are more quickly and successfully managed. A comparison of Equistar’s performance during the past quarter to the same quarter of 2003 provides the most striking support for this conclusion. Additionally, on balance we believe that most of the energy debate has recently centered on the near-term ability of the OPEC countries to manage oversupply and the potential for falling prices rather than shortages. This combination of conditions can create a very positive environment for the petrochemical industry.

Finally, we purposely have not discussed the Millennium transaction during this call, as we believe that this forum should focus on the Lyondell financial results. However, I do want to make just one comment. We have put a dedicated team in place to handle the transition. These are senior people with the appropriate backgrounds, but they number less than one percent of our total organization. That means the remaining 99 percent of our workforce remains totally focused on the existing operations and your current investment. Consistent with this, I want to assure you that our priorities have not changed. Our primary focus continues to be maintaining our liquidity until we are convinced that the industry has turned the corner. Then we will concentrate on the ultimate goal of debt reduction. We strongly believe that this path of action will maximize returns for both our bond and equity holders.

This concludes my comments, but before I turn the call over to your questions I need to remind you that the Millennium transaction has not closed. Hence, we don’t operate and can’t discuss their operations. Also we are limited in terms of the breadth of discussion that we can have regarding future operations and the transaction itself. Therefore, I’ll apologize in advance if we have to respond to some of your questions with a very minimal answer or even by saying that we can’t comment at this time.

We thank you for your support – your continued support and interest in Lyondell and I would now like to turn the call over to the operator for your questions.

Operator: Thank you, sir. We will now begin the question and answer session. If you would like to ask a question, please press *1. You will be prompted to record your name. To withdraw your request, press *2. Once again, to ask a question, please press *1. Our first question comes from Dhaval Patel, Lehman Brothers, you may ask your question.

Doug Pike: Good morning, Dhaval?

Operator: One moment. We have a question from PJ Juvekar, Smith Barney. You may ask your question.

PJ Juvekar: Yes, hi. Good morning.

Dan Smith: Good morning, PJ.

PJ Juvekar: Given that by-products like propylene are strong, do you think the naphtha-based producers will try to make more propylene, which might lead to tightening of ethylene? Is that a possibility that you see?

Dan Smith: Are you saying, PJ, change the severities?

PJ Juvekar: Right, they crack so that they make more propylene instead of ethylene?

Dan Smith: I think when you look at the numbers, it’s unlikely, in my mind, that the numbers are compelling enough to really make a significant change in severity. And, I would remind you, even if you do that, it doesn’t really change a whole heck of a lot. We are about the only ones out there who have the true ability to convert ethylene into propylene with our product flex unit, and as well as I know, we’re still in the butene mode on that because the numbers don’t support going to full ethylene/propylene. Further, we need all the ethylene we have got. So, I think it is unlikely to see people making those changes, but clearly people are adapting to the feedstocks as quickly as they can and the heavy liquid advantage is being utilized as fully as it can by all of our competitors.

PJ Juvekar: Right. And secondly, given the strong gasoline market especially in California. Is there any possibility that other states may delay any possible ban on MTBE?

Dan Smith: I think that’s a good question, PJ, and I wish I had the answer to it, but I don’t have a clue. So far the MTBE season - we’re getting some help on margins, but, we got to tell you the margins are below where they should be on blending value alone. So, I think what’s going on with all the confusion in all these markets is that a lot refiners are avoiding blending with MTBE if they can at all. And, I think as you aptly point out, that the tight demand/supply situation in several areas may force people to use more of it. Clearly there is a preference, we not using it now. It’s impacting margins, or we’d be getting higher margins.

PJ Juvekar: Can you just update us on MTBE prices, you used to have this model with raw material. Can you give that?

Doug Pike: Yes PJ, let me go through that. This is Doug. What I would say is that the raw material margins as reported by Platt’s would be running about 20 cents per gallon over the past couple of months. It started the year very low, actually down close to just a few cents, and moved up to about 20 cents and it has been holding there, really for the last several months. In Europe, you followed a similar trend and it’s some - a little bit slower - and lagged the U.S. some, but it is now about equal to the U.S.

PJ Juvekar: Okay. And one last question on MTBE. This on-purpose MTBE production, how much of that is now shut down?

Doug Pike: Well, PJ, it’s Doug again. I guess as you go through it, there was about 110,000 barrels a day in the industry three years ago. I think right now, you really have essentially two operators and about 35,000 to 40,000 barrel a day operating at this point in time.

PJ Juvekar: Great, thank you.

Dan Smith: Thank you.

Operator: Our next question is Michael Judd, Greenwich Consultants. You may ask your question.

Michael Judd: Yes, good afternoon.

Doug Pike: Hi, Michael.

Michael Judd: I think you’ve mentioned that international prices for polyethylene may be a little higher than the domestic price. Can you kind of walk us through the dynamics there in terms of what’s going on in the export market, in terms of volumes and prices and what’s your kind of outlook there for the second quarter? And then I have a follow-up question.

Doug Pike: Well, Mike, I think, I didn’t want to imply that export prices were higher. I think really when you look at them they are about on a par with the U.S. now, of course that’s a quite a change from the last few years, when export prices were at a considerable discount to U.S. prices. And now, when I talk export like that, I don’t mean into regions necessarily like Mexico and South America, really speaking more towards the Asian markets, etcetera. So it has come up, but no, we wouldn’t consider it to be at a premium at this point in time.

Michael Judd: Okay. And secondly in regards to MTBE, what flexibility do you have to export the material?

Doug Pike: To export MTBE?

Michael Judd: Yes. So, how would you develop that or—?

Doug Pike: No, we’re fully capable of export if the economics favored that.

Michael Judd: Thank you.

Dan Smith: Thank you.

Operator: Kevin McCarthy, Banc of America Securities. You may ask your question.

Kevin McCarthy: Yes. I thought your results at the LCR refinery were pretty remarkable. I know it’s early in the second quarter, but perhaps you can comment on where you think this sequential trend might be in terms of profitability at the refinery?

Dan Smith: I think the way to look at it is where the feedstock margins are in refining in general, because, bear in mind, we’re running about 265, 270 a day. Of that, about 230, 235, comes in under the contract. So, there is at least 30 to 35 that really spot crude. And we’ve enjoyed a period of time here where refining margins have been remarkable, as you said. If those hold up, then I would expect we build to hold these kind of levels as long as that happened. But these are really unprecedented levels and I think most people are not of the opinion that they can last this level the whole year. I don’t know if that helps or not. But —

Kevin McCarthy: Is April shaping out to be as strong as March was?

Dan Smith: Yes. April still looks strong. And again the typical gasoline season remember — if history means anything, and it didn’t last year — but history dictates that you build gasoline supplies going into the Memorial Day weekend, and Americans typically use most gasoline over the June, July, and August period. So, that’s usually driving season. So, if we went back to a more normal gasoline season then you would expect stronger margins relatively through that period of time and then potentially weakening after that. But —

Kevin McCarthy: Switching gears, Dan, I want to ask you about propylene oxide in Europe. I understand Dow has debottlenecked and expanded capacity there by as much as 20 percent. Your new plant is now online. Can you comment on utilization in PO in Europe, as well as other regions of the world?

Morris Gelb: Let me try to answer that. Generally, I think the propylene oxide industry is running somewhere in the mid-80’s currently, mid-to-higher 80 percent range. We are running a little bit higher than that. We do have the differential of our BDO business. So we are probably in the low-90’s. But operating rates have actually been moving up industry-wide. Demand growth has been good the last couple of years. We are continuing to see strong demand growth almost across the entire propylene oxide chain. So, we see operating rates on the way up.

Kevin McCarthy: Okay, and then finally, if I may, is your propylene glycol expansion at the Nihon Oxirane JV still on track for late this year?

Morris Gelb: Late this year or early next year, yes.

Kevin McCarthy: Okay, thanks very much.

Dan Smith: Thank you.

Operator: Don Carson, Merrill Lynch, you may ask your question.

Don Carson: Yes, thank you. Couple of questions, just on operations. Doug you talked about, I think about a $5-$10 million hit from using some sub-optimum feedstocks at Corpus Christi, but beyond that I understand that, that will be down for most of April. What’s the, kind of, volume hit or did you build enough volume ahead of time? Just wondering what impact that overall shutdown will have on 2Q?

Dan Smith: Before Doug goes into that, let me just correct it. That’s not a non-optimum mix at Corpus Christi, it’s when you’re missing one of you big liquid crackers, the optimization across the suite of ethylene plants is not optimal.

Don Carson: Okay.

Dan Smith: So, it’s having to use slightly different feedstocks across the family. We obviously would be using all liquids in Corpus Christi if it were running.

Don Carson: So, that is just a sort of a sub-optimum slate on -?

Dan Smith: Because, we are missing a big liquid cracker.

Don Carson: Okay.

Dan Smith: Now to the question. It will be down, anticipating the start-up late, right at the end of April, first of May. So, we’re down to a week or so left on the turnaround. But when you ask about inventoring, bear in mind what Doug said earlier — that off of a liquid slate, there are about three pounds of co-products for every pound of ethylene you make. We do not ever try to inventory the whole slate of products — not feasible. So, typically we’ll lose the co-product, or a big piece of the co-product profit contribution, because we don’t inventory that material. The best we do is really cover our ethylene and propylene supply contracts.

Don Carson: So, basically you can think of it as just not having the co-products from that cracker for about four weeks then?

Dan Smith: Yes, Don, I think it’s six weeks, because we started in mid-March. It is in the first quarter and you are really just looking at the difference between being able to crack a naphtha feedslate at Corpus versus running more NGLs elsewhere in the system and that’s really where the dollar differential forms.

Don Carson: Okay. And on Lake Charles, I noticed that Huntsman has decided to restart an idled plant, when do you think you might be able to restart Lake Charles, if at all? Or, is it really too early to speculate on that?

Dan Smith: We’ll make a decision on Lake Charles when we’re convinced that it makes sense to bring it up for a sustained period of time, and not until then. Because, in our case, it would take a fair amount of time to restaff and retrain. So, again, I would remind you we’ve protected the ability to do that, but we are not rushing into doing that, and we’ll make the decision if and when that makes sense in the future.

Don Carson: Okay. And, one final question. This is on refining. Just wondering what your reaction is to this proposal to perhaps allow somewhat higher sulfur content in gasoline? Would you ever envision your not running your hydrotreating unit, or running it on a perhaps, less-intensive basis? And, what impact, if any, might that have your margins?

Dan Smith: I think what that is really about, Don, is the industry, as usual, is dragging its feet on getting the capital investment in place to make the low-sulfur gasoline and, therefore, when you are short of gasoline supply, people will complain that if you didn’t make us spend this money, then we could probably produce more supply at the old standard. So, if in truth there was a change in that, we would have the same opportunity, and that opportunity would be to spend the less capital in order to achieve that standard.

Don Carson: But you’ve basically spent your capital already, right?

Dan Smith: No, we are not finished with that.

Doug Pike: We are in process of that now, Don.

Don Carson: Okay, but you are not slowing that down for any reason now?

Dan Smith: We’ve been of the long-standing opinion that, rules are rules, and they need to be obeyed. And, so we make those expenditures to meet the rules at the time they are supposed to be met.

Don Carson: Okay, thank you.

Dan Smith: I guess that’s somewhat unique, but

Don Carson: All right. Thanks Dan.

Dan Smith: Thank you Don.

Operator: Andrew Cash, UBS Warburg you may ask your question.

Andrew Cash: Hi. I don’t know if you look at your styrene business standalone because of the co-products mingling with PO, but if you do, do you think its making money right now or did it in the first quarter?

Doug Pike: Well, we don’t look at it as standalone, because of the co-products. You’re right Andy, that’s not really a way we can break it out, except for artificially. So, that’s not really a look that we have.

Morris Gelb: But we can tell you that we’ve been running our styrene business pretty hard, because of the co-product nature of the operation and, given where MTBE is then, we’ve tended to favor styrene, and that situation continues. So, our styrene capacity has actually been running pretty close to full-out. The one thing I should reiterate, Doug mentioned that we do have a PO/styrene plant down currently for turnaround.

Andrew Cash: Mm-hmm.

Dan Smith: When we’re saying that we don’t analyze in that way — any time we’re looking at the economics, we do go back to what it would look like standalone. But since we’re not configured that way, we don’t report internally that way or externally, but clearly in analyzing what the styrene business is, we look at it as we would if we had a styrene-only plant.

Andrew Cash: Right, on longer-term basis but not quarter-to-quarter or month-to-month, right?

Dan Smith: We’re making operating decisions about where is the best place to make a pound of PO and what the best co-product is, and what are the best economics overall. But having said all that, I think if you’re looking for an assessment, the styrene business is not as strong as we’d like to see it, and primarily because there was a huge blowout on benzene pricing during the quarter, and it was just almost impossible to stay up with that with movements in styrene price.

Andrew Cash: That’s the second question I want to ask. What percentage of your benzene is contract and what percentage is bought, roughly?

Doug Pike: Ah, geez. I apologize. I am afraid I don’t know the answer to that.

Morris Gelb: Well, I can tell you that in Europe, its all coming from outside of - it’s all purchased in Europe, and I would think the majority of it here is probably coming from Equistar.

Andrew Cash: Okay. Great, thanks.

Dan Smith: Thank you.

Operator: Bill Hoffman, UBS. You may ask your question.

Dan Smith: Hi, Bill.

Bill Hoffman: Good morning. Just to follow up a little bit on what Andy was talking about with these co-products. I wonder if you could help us quantify a bit in the first quarter, how much the co-products provided, just sort of, upside buffer to you and whether your expectation here in the second quarter, whether you lose some of that?

Doug Pike: Well, I think Bill, maybe the best way to do that is quarter-to-quarter, as we said an overall mix like ours, which is about two-third naphtha, one-third NGL, was about even. But, over the course of the quarter, you saw it coming down. And, if you think of this ratio of co-products ethylene, you can kind of see where the credit is. For example, the 9 3/4 cent increase in propylene prices during the first quarter. We make about half a pound of propylene for every pound of ethylene. That’s credit right there of close to five cents coming back to you as that changed. So, I think it would help …I don’t know if that helps you out or not.

Dan Smith: Let me try. I think you’re looking for a kind of future correction.

Bill Hoffman: Yep.

Dan Smith: Think about the co-products, very large co-product, coming off of a liquid cracker’s gasoline. So, if you think gasoline markets are relatively strong, that would tend to continue to support co-products from liquid cracking. Propylene uses have been outstripping ethylene uses for a number of years. That trend is continuing, but it bounces like every other commodity, but no reason to think it’s going to suddenly get a lot weaker. And then I think what Doug was touching on, I think you got to ask yourself going forward during the year: Is there are more chance that crude oil goes up in price relative to gas or comes down in price relative to gas, because then that affects the feed going in. So, you got products and a relative strength then you get the difference in feeds.

Bill Hoffman: Right.

Dan Smith: And, I think most peoples’ conclusion is that there is a highly likelihood that the liquid-based advantage grows over the year, rather than shrinks.

Bill Hoffman: Okay. Great, that was helpful. Second question. Just from a working capital standpoint, as we look at Equistar, just want to get a sense of how much of that working capital build in the first quarter was to buffer this turnaround in Corpus Christi.

Doug Pike: Let me answer that for you, Bill. The working capital build in inventories, there is about $60 million in build. I would say probably about two-thirds of that would be volume-related and the rest would be price-related.

Bill Hoffman: Okay. Great. Thanks very much.

Dan Smith: Thank you.

Operator: Bill Young, Credit Suisse First Boston. You may ask your question.

Bill Young: Good morning, gentlemen.

Dan Smith: Hi, Bill.

Bill Young: Could you give us an idea about MTBE? Realizing gasoline prices are strong, and all, MTBE profitability was up, didn’t meet your needs or targets, but what do we need to get there, realizing the phase-out situation?

Dan Smith: Keep driving your SUV.

Bill Young: [Laughs] Okay.

Dan Smith: I really think Bill, the way this plays out is how strong the gasoline market is. And eventually, it becomes the octane and the volume that’s the swing component here. There aren’t a whole lot of other places to increment the gasoline pool. So, if the market is strong enough, I still think it will demand much more of this and supply/demand will take its course on where pricing the margins goes in. I really can’t give you a very good guess at this point and time.

Bill Young: So, you don’t think there is enough tweaking ability left at refineries, who have to, of course, adhere to the environmental rules to get more aromatics, more hydrocarbon-based octane, nor do you think there is enough ethanol — you know the ethanol thing isn’t going to work out either in the near-term.

Dan Smith: Well, let me put it differently. Houston is not usually all that expensive a place to buy gasoline. And, unfortunately I have all vehicles that take premium gasoline and I am paying right at two bucks a gallon right now. And, I am not a happy consumer and I doubt that people who have to pay a lot more attention to what it costs to fill up a car are very happy consumers. So, there is demand out there that is not being met.

Kevin DeNicola: Yes, to meet the demand, that’s why these margins are terrific. So, we always said there would be some question about MTBE being phased out and something has to got to give. I think, what you’re seeing is its — the margins have to go up enough to attract stuff back into the gasoline pool in a different form.

Bill Young: Is that one of the reasons that aromatics prices are up so much, because of the rules, and the need to boost octane in gasoline?

Dan Smith: Well, certainly that’s a draw on toluene.

Bill Young: Okay. Secondly, what are you hearing about MTBE legislation in the energy bill in Washington and if there’s anything ever happening on that? And, if the public is allowed to sue the MTBE makers, what would be your situation?

Dan Smith: Well, let’s kind of reverse that. The public is allowed to sue the MTBE makers right now. There is nothing to stop them from doing that. So, what was in the conference committee bill was liability protection, which would not have prevented suing; it would have prevented suing for a faulty product. So, if people still insisted on leaking material, and contaminating water by leaking material, they could still be sued. But, since we don’t leak the material - we don’t have service stations - that would largely remove any liability we would face. So, clearly we favor getting that bill passed. Now, the way I read what’s going on right now, the House is still determined to pass the conference bill; the Senate has got about four different positions that they’ve expressed over the last couple of months and, best I can tell, nothing is happening very quickly. And frankly, I think there is so much noise about so many other things that I am not sure if anything is going to happen very quickly.

Bill Young: Has there been a build up of cases against the MTBE producers?

Dan Smith: No. We really are not seeing any significant changes anywhere.

Bill Young: Okay. Thanks, Dan.

Dan Smith: Thank you.

Operator: David Bernstein, Amaranth. You may ask your question.

David Bernstein: Hi, good afternoon.

Dan Smith: Hi. How are you?

David Bernstein: I just want to follow up, I think, on Bill Hoffman’s questions. I am looking at your press release and it says that the impact of increase of raw materials is about $100 million and that was more than offset by the co-products. So, I am thinking that, is there a way to back into what the – the dollar value - by saying that, you know, that was the value - that’s on page three of my press release, but basically is there a way to say that? If you’re saying that, and also CMAI is saying, that the cost of production for ethylene for slate the way you crack it - at two-thirds naphtha, one-third ethane - was that the benefits in the co-products on a dollar basis, around the $100 million with an offset what you were saying in the press release is a $100 million increase due to crude oil price?

Doug Pike: Well, the liquid cost moved up about a $100 million and that was more than offset, but maybe the best thing for me to do, David, is give you some of the CMAI data. If you look at kind of February, March, April, their cost of ethylene metric for ethane, it’s about 20 cents per pound. If you look at it for a light naphtha, which would be a liquid feedstock on an integrated basis, in February, it’s about 18 cents; in March, it was about 17 cents; and their April estimate as it stood mid-April, April 15, was about a 15 cent cost of production from the naphtha base. And we are about two-thirds naphtha typically, one-third of the NGL base.

David Bernstein: Okay. How many pounds of ethylene did you produce in the first quarter?

Doug Pike: Well, typical pounds — we’re producing at a rate of about 10-a-year, somewhere around 10-a-year, a little under 10-a-year, 10 billion pounds-a-year. So, quarterly, about two-and-a-half.

David Bernstein: Just one follow-up question on the working capital changes at Equistar. Sorry, I know you answered the inventory, could you just — was there anything else that was a driver there? I am sorry, I didn’t quite get when you were doing the main remarks. Was there anything else driving the working capital changes at Equistar?

Doug Pike: I am sorry, David, could you repeat that?

David Bernstein: I heard the inventory changes at Equistar is responsible for a big change in the working capital, but I may have missed, was there anything else going on?

Doug Pike: Well, yes. I think, you saw our receivables moved up, because, with the higher prices, accounts receivable moved up significantly in the quarter. So, that was a big factor. Now, if you look on that and straight on the balance sheet, that sum had been offset by utilization of our accounts receivable program. So, that is in the earnings release. You can follow that through.

David Bernstein: All right. Thanks.

Operator: Greg Goodnight, UBS. You may ask your question.

Greg Goodnight: Good morning, gentlemen. The recently announced delay in the NOx compliance by EPA from 2007 to 2010. Is that going to impact your plan on capital spending and your compliance targets with NOx?

Morris Gelb: I don’t believe there was a delay of any sort announced. I think what the EPA did roughly a week ago, is make a proposal, or issue a new rule, that refers to an eight-hour ozone standard, as opposed to the one-hour ozone standard that everyone has been working towards previously. And, what they have requested is that the Texas Environmental Agency submit a plan in 2007 to the EPA to demonstrate compliance with the eight-hour ozone standard in 2010. At this point, that is all we know because this just happened about a week ago, and we are proceeding on the path that we are on and we’ll monitor developments and keep everyone apprised as we learn more.

Greg Goodnight: Okay. Question — the MTBE values seem to be, as Dan alluded to, a response to the marketplace to lack of octane in the octane pool. Is this going to continue throughout the year in your estimate?

Dan Smith: I would think it would. I think you can make a strong case for it all to get tighter, not get looser, but that’s really making a call on what you expect the fuels market to be and I guess I’m not of the opinion that we are going to see a continued strong fuels market. I think the fundamentals are there and I don’t see any reason why suddenly they don’t turn over in a week.

Greg Goodnight: And, hence, benzene and toluene being driven pretty strongly then —

Dan Smith: More toluene for blending. Benzene’s a little different, as far as what drives it. The way you shave benzene, usually, is by dealkylating toluene. The HDA units, which run seasonally, and the companies who have them, just knock a group off of toluene and make a benzene. As long as you have strong demand for toluene going into gasoline, you are going to have relatively less of this that’s converted to benzene. So, there is some help and hope pulling benzene pricing up there as well. So, a big piece of benzene is also where it goes in the styrene market. That’s a big chunk of the consumption.

Greg Goodnight: Okay. Your ethylene operating rates — of your crackers that were running in the first quarter, what were your operating rates?

Morris Gelb: We were running just about full. Again, as you know, we have a turnaround underway currently. But, everything that is available is running just about full.

Greg Goodnight: And, that is true for the entire quarter, or just late in the quarter?

Morris Gelb: I think it was true for just about the entire quarter, yes.

Greg Goodnight: Okay, thank you, gentlemen.

Dan Smith: Thank you.

Operator: Bob Goldberg with New Vernon Associates you may ask your question.

Bob Goldberg: Question about styrene. You were talking earlier about your — what you’re are trying to do is maximize – it sounds like maximize your production of styrene as co-product with PO, but with benzene prices spiking earlier this month, there were reports that some producers were being forced to reduce styrene operating rates, and in some cases we even heard that some producers were selling benzene rather than styrene monomer. Any comment on that? And, where are we in the styrene cycle right now?

Dan Smith: Well, let me start and I’ll let Morris finish. Some producers don’t have the same economics we do in producing styrene as a co-product of propylene oxide. So, we clearly were not in that zone, and we were making overall economic choices given all the input prices and the output prices. But, let me let Morris comment on where he thinks the styrene market really is.

Morris Gelb : Yes. I think we’ve heard some of the same reports of producers cutting back and actually selling benzene or, what have you. We have not done that. I will note that we do have a turnaround currently underway at one of our large PO/styrene plants. So, in effect you might say we are cut back today because we have a plant scheduled turnaround underway, but the rest of it is running full. In terms of where we are in the styrene cycle, we are guardedly optimistic that we’re beginning to see the turn here. Operating rates have moved up and we think that there is reason to be somewhat optimistic as we move through the rest of this year. But, we’ll just have to see how it plays out.

Bob Goldberg: Does the fact that benzene was, or that styrene monomer was being scaled back in order for some producers to sell benzene instead, does that tighten up the market even further by taking some styrene out of the market?

Morris Gelb: Temporarily, but you know, that’s not really what we are looking at. That’s not really what we are looking at in terms of our fundamental view of the marketplace.

Bob Goldberg: Well, taking out of the equation, where would you judge the industry’s operating rate is right now?

Doug Pike: Bob, I think the industry has been running around in effective rates about 90 to 92 kind of rate, right around that area, you know. That’s where it has been for the year.

Bob Goldberg: Okay. And lastly, I have a question for Kevin on the cash flow at Equistar. You mention that if you are to maintain the EBITDA level you had in the first quarter, you would cover, I think more than cover, the cash requirements. Could you just go over some of the other cash requirements and we know? Interest, I guess is running about 220 and cash and capex around 150. You mentioned property taxes and turnaround cost.

Kevin DeNicola: Well, you actually answered the question there. I mean basically those are the things we are typically looking at and trying to add those together. I mean even property tax is not a significant piece. Turnaround pieces have been about 50 million or so. So, but those are the main components, because capex doesn’t show the turnaround, so add another 50 and that’s kind of how we get to the numbers.

Doug Pike: And, of course, the property tax has already been subtracted from that EBITDA number.

Dan Smith: That’s a first quarter number.

Bob Goldberg: Okay, great. Thanks for the help.

Doug Pike: Thank you.

Operator: Tuan Pham, Banc of America Securities, you may ask your question.

Tuan Pham: Hi. Just another question on MTBE, just between New York, Connecticut, California. How much would you estimate has been phased out now, just with regard to potential stay on the phase-out there?

Doug Pike: Tuan, this is Doug. You know, the market back in ‘02 before any of these phase-outs and market reductions started, it was about 300,000 barrels a day. Those three states represent about a 130,000 barrels of demand back there, so we got from about 300,000 barrel market to about 170,000. And you know, that occurred really in two steps over the last two years.

Tuan Pham: Okay. So, today you are saying that the full amount, the 130,000, has been phased out already between those three states?

Morris Gelb: I would say that that, you know, the last part of that phase-out for those three states occurred really back in probably November kind of timeframe.

Dan Smith: I think fourth quarter of last year, it was complete.

Tuan Pham: Okay. So, really any sort of stay on phase-out would not really help gasoline prices very much?

Morris Gelb: No, there are other states that are looking at bans and there would be further impact, if further bans were implemented. But the big impact has already been seen. I mean, the other New England states together would represent something like an additional 20,000 barrels a day.

Tuan Pham: Okay. Do you estimate that, you know, if there is some sort of stay on the phase-out, assuming you have already phased out of those states, that you could potentially increase your MTBE output?

Doug Pike: Are you referring to phase out of MTBE or you referring to an oxygenate standard.

Tuan Pham: Yes, perhaps oxygenate standard.

Doug Pike: Okay, that’s why we are a little bit confused here.

Dan Smith: Right.

Doug Pike: Now the oxygenated standard is really a separate decision, you know. With the MTBE bans and phase-outs in these states, we would be affected by change in the oxygenated standard in those states. You know, some of the other oxygenates could well be, but we would not be.

Dan Smith: All that would really do is allow people to blend gasoline differently, so that you would have more smog.

Tuan Pham: Okay. Thank you.

Operator: Derek Cribbs, Glenview Capital, you may ask your question.

Derek Cribs: Hi, guys.

Dan Smith: How are you?

Derek Cribs: Given where the balance sheet will be when the company is combined, we come up with the net debt number around $7 billion and given where the stock price is in relation to the ultimate earnings potential in the company. How much debt do we need to pay down, where are you guys comfortable with the debt level before we can be more aggressive with our free cash flow?

Kevin DeNicola: Well, it sounds like there’s two questions there. Let me just tell you what we’ve said before. Prior to the announcement of the transaction, we’ve always said that we needed to get at least $2 billion of debt down off of the Lyondell balance sheet and I think when you add this other one together it goes up by another billion, and it doesn’t change the relative difference in what we said before, so the answer to your question, is it’s at least about $3 billion. Now, if your other question is, when would we start using cash on a balance sheet pay down debt — is that what the second part of that was?

Derek Cribs: No, the question was, given that where your stock prices is in relation to the ultimate earnings potential of the company, I was wondering when we could be more aggressive with our free cash flow in our relation to our stock?

Kevin DeNicola: Okay. I don’t know what the question means. Ask me specifically what you want.

Dan Smith: Are you talking about a stock buyback?

Kevin DeNicola: What are we talking about here?

Dan Smith: Stock buyback is specifically prohibited in some of the debt indentures. So, you come back to our rationale on why repaying debt and lots of it is a good idea, because once we get enough debt repaid that we can make those indentures fall away then we have all sorts of freedom to do other things.

Derek Cribs: And at that $3 billion number that you stated, does that put you in a position where those indentures fall away?

Dan Smith: Not necessarily. It depends on what rating agencies do with that.

Dan Smith: I mean, some of that debt goes out a number of years. And so, we are focused on the near-term. We are going to get the cash from these operations and pay on the debt.

Dan Smith: You talked about a high-quality problem and that is what we do with the next three billion after this three billion. For the time being, we’re comfortable continuing to repay debt with that and good things will happen after that.

Derek Cribs: All right, thank you, guys.

Doug Pike: We also look at, you know as we pay down debt, we look at a constant firm value that that will move over to the other side. And, so we will have an impact on the stock price, we believe.

Dan Smith: I am not attempting to be cute. I am really saying, you got to work that out, and it is a complicated equation to get there. The other thing that, to go in a more detail in what Kevin was saying, and we talked about $2 billion on the Lyondell balance sheet. We always thought there was a need to reduce debt in Equistar, as well, but it was not fully consolidated. But now when it is all fully consolidated, as you look at the Millennium debt, you look at the Equistar debt, the Lyondell debt — 500-ish off of Equistar, 500-ish off of Millennium and 2 billion off of Lyondell hits each of those balance sheets in much better shape going forward. If we are fortunate enough to be able to repay more of that, then I think Kevin’s intent is, let’s repay it and then rebalance afterward.

Derek Cribs: Okay. Thanks a lot guys.

Dan Smith: Thank you.

Operator: Nancy Traub, Credit Suisse you may ask your question.

Dan Smith: Hi, Nancy.

Nancy Traub: Can you hear me? I have a question, another fuels market type question and this one is related to propylene. With half of the supply coming from the refinery, how do you think that’s impacting propylene price and what is the outlook there?

Doug Pike: Nancy, this is Doug. I think over the last six months, or five months or so, that definitely has. You went through a first quarter, where a lot of the fluid units were going through a turnaround and that is the source of the refinery propylene, so that served to tighten up the market in propylene. Now, as Dan mentioned earlier, you’re into the season where the refiners will be working to build inventories of gasoline for the driving season. So, the fluid units are back up and running, for the most part. And so propylene production will start to pick up some in the second quarter here.

Nancy Traub: Okay. And we should continue to be pretty tight, I guess, through this summer.

Doug Pike: Well, you know, we think it looks like a pretty tight market, but probably the tightest point would probably have been in the first quarter.

Nancy Traub: Okay. The other thing, you’ve mentioned a lot about MTBE and the, I guess the fall-off of demand in the states. But if you look at your volume, you have very strong volumes in the first quarter and they really haven’t, well, pretty good ones, and they haven’t really come down a whole lot over the last couple of years.

Doug Pike: But, Nancy you have to remember our system is really a co-product system. The PO production tends to set the styrene and the MTBE, so our volumes — we’re the low cost producer of MTBE. As the market has adjusted, what we’ve seen is high-cost suppliers move away from the market, and our production, and hence our sale are really tied into the overall system rather than those adjustments. And, I would expect, you know, with the PO market tightening and that our MTBE production will continue.

Morris Gelb: We’ve been saying for some time, Nancy, that we would be sort of the last man standing in the MTBE business because of our low cost position and the co-product nature of the business.

Nancy Traub: All right. I know, though, you have been trying to tweak it, so you produce more styrene.

Morris Gelb: When we have that flexibility, certainly.

Nancy Traub: Have you changed where you sell the product? Do you sell more overseas versus in states, or it is just pretty much the same as it has been?

Morris Gelb: No. Our European operation, of course, manufactures quite a bit of MTBE as well, and they have also been marketing successfully.

Nancy Traub: Maybe another way to ask, are you doing more exporting?

Morris Gelb: No.

Nancy Traub: Okay. And then as far as polyethylene, you did mention that the export markets were pretty strong. Have your offshore volumes increased?

Morris Gelb: We don’t typically participate to a very large extent in the Asian market, although in recent weeks, we have seen an increase in that direction. But it is not a very large part of our business.

Nancy Traub: Okay, thank you.

Dan Smith: Thank you.

Operator: Robert Koort, Goldman Sachs, you may ask your question.

Robert Koort: Thank you. I wonder if you can characterize, if at all, how the negotiating procedures have changed over the last year or two in the polymer markets? And then, if you would expect any additional changes as we get into a more tight market in regards to TVAs, and contract protection and those sorts of things?

Dan Smith: I think if you look at all the rhetoric that you have heard, and that was about removing price protection, etcetera — what really happened is, through the Iraq war tampering with shocks to the system, fuel surcharges were passed through for the first time in the industry, and after that people kept price announcements out there and then allowed temporarily voluntary allowances - TVAs. The scale and the ability to pull the TVA should there be a spike in pricing. So, that much has been a change in behavior. And then in contracts, we’ve taken a lot of effort and contracts as they rolled over to remove price protection clauses where they existed. They didn’t exist in all of our contracts, but they did in a fair number. And I would anticipate that, as the market continues to strengthen and contracts continue to be renegotiated, its relative power of the participants in the contracts that dictate that so in a tightening market we usually will see some of terms come out and continue to get better from a supplier’s standpoint. But there’s nothing magic about it and it’s not simply, we decided we are going to do it. These are commodities markets and you can’t do it by yourself. If every body else is doing something different you are not going to be able to go long-range or make it happens. So, tightening markets generally favor the suppliers. Loose markets favor the consumers.

Robert Koort: Okay, thanks, Dan.

Dan Smith: Thank you.

Operator: And Fran Brodowicz, Bear Stearns, you may ask you question.

Fran Brodowicz: Hi. Something to beat this MTBE thing further —

Dan Smith: I wanted to correct what Nancy said a while ago. We’ve not been talking a lot about it, we’ve been answering a lot about it. We’ll be happy to answer further, Fran.

Fran Brodowicz: Just wanted to ask is there either some sort of incremental margin contribution sequentially did MTBE, or just some way of evaluating how much it did contribute to the quarter?

Doug Pike: Well, I think if you look at Platt’s or Bloomberg and look at where the margin’s gone, you can watch that raw material margin and I say that its moved up to about 20 cents now. If you see on our North American business about a 10 cent change is about a $11 million. And, in Europe it is a little bit smaller, so a 10 cent change over there will be a little bit less.

Dan Smith: Per year.

Doug Pike: Per year. No, per quarter on that. So, I think if you just kind of watch that margin, that’s the best way to follow how MTBE is changing.

Fran Brodowicz: Okay, thank you.

Doug Pike: Thanks, Fran.

Operator: Blaine Marder, Loeb Partners, you may ask your question.

Blaine Marder: Hi. On the Millennium, I know you can’t say a lot, but can you at least give us a sense as far as how you are doing with timing as far as mailing the proxy? And you still expect to close this deal in the third quarter?

Kevin DeNicola: This is Kevin. We are on schedule. We are trying to be, as you said before, we are trying to get the proxy filed sometime next week and I think it is a third quarter event once we get the proxy filed [inaudible] as prescribed, we just have to wade through the time tables but we’ll move through all that stuff and I think it’s a third-quarter event.

Blaine Marder: Great, thanks a lot.

Kevin DeNicola: Thank you.

Operator: PJ Juvekar, Smith Barney, you may ask your question.

Derek Sedowski: Hi, this is actually Derek Sedowski. There seems to be fair amount of pre-buying in the first quarter by converters. Do you think now they will be forced to restock inventories in the second quarter and what do you see in terms of volume on momentum going in to the second quarter?

Morris Gelb: We would say that there wasn’t a fair amount of pre-buying in the first quarter. We actually, at certain point in the quarter, saw a little bit of a dip, and that came back near the end of the quarter. I think that’s one of the big questions out there, is that which point they do start to restock with some intensity. And, it’s very difficult to call.

Dan Smith: I think if you look at the situation, on a global prospective is still more of a sense and the backwardation in the crude market indicates the same thing. That if feedstock prices come down, and the markets indicators would indicate they should come down over the course of the year. And people would say even in an tightening supply/demand situation where our margins are increasing, the impact of our margins increase vis-à-vis the feedstock cost falling, cost may be in such a balance that people will anticipate they could buy inventory in future months cheaper than they could today. And, as long as they think that, I doubt there is going to be much of that just to restock.

The one thing to the point there looks like, are those future pounds going to cost more than the current and their businesses is improving. Then I think you will see some of that restocking.

Derek Sedowski: Ok, and in terms of polyethylene volumes, maybe you answered this, but I missed that, and I apologize. How much was March volume up over average January and February volumes?

Doug Pike: No, we didn’t say that.

Dan Smith: We don’t usually report monthly results.

Doug Pike: The trend, though, was January was stronger, you came in, kind of in mid-February. Volumes slowed down some and March was stronger than February, and you know April is looking pretty good, so far. So, that’s kind of, the pattern that you see and that’s what Morris alluded to.

Derek Sedowski: Ok, great thank you.

Dan Smith: Thank you.

Operator: Michael Judd, Greenwich Consultants, you may ask you’re question.

Michael Judd: Yes, if you look at the total amount of polymer pounds sequentially, they only declined about 3 percent. I’m just wondering, can you provide some sort of discussion about — seasonally do you expect things to pick up in the second quarter? This is obviously a follow on to the previous question.

Morris Gelb: Seasonally, the second quarter should be a stronger quarter and what we’re seeing thus far gives us some optimism that it’ll play out that way. But it’s still very early in the quarter.

Dan Smith: I would say though that, since we’ve seen a pattern going back to last September when industrial productions started turning up, we did not see the real seasonal dip in the fourth quarter and the first quarter that is typically there. So, one would expect that, since we saw strength through those quarters, maybe the increase in the second quarter that we would typically see seasonally, might be blunted somewhat, since we’re really just seeing a pick-up in the business. So, the seasonal impact seems to be somewhat less than we’ve seen in the past.

Michael Judd: Thank you.

Operator: Simon Roosevelt, Kulshan, you may ask you’re question.

Simon Roosevelt: Thank you, my question’s been asked and answered.

Dan Smith: Thank you.

Operator: Chuck Peterson, Lehman Brothers, you may ask your question.

Chuck Peterson: How you doing? I had a quick question on the Equistar working capital. I know we talked a bit about the receivables and the inventory. I was curious about the payables though. The payable days outstanding was actually was lower at the end of the first quarter than I expected. Could you just talk a little bit about what went into the sequential change there?

Dan Smith: Well, part of it has to do with heavy liquid feedstocks, and remember payable terms are different depending where you’re buying things, and the wonderful thing about crude oil markets is that they charge high prices and they like to be paid very quickly. So, as we heavied up the feedstock, we went to relatively shorter payable terms, and moving from fourth quarter to first quarter, we went from less heavy liquids to more heavy liquids. So, directionally that’s part of it.

Chuck Peterson: Okay, was there anything else significant in that?

Kevin DeNicola: I think that’s pretty much the explanation, really.

Chuck Peterson: Okay. Thank you.

Dan Smith: Thank you.

Operator: Once again if you do have a question, please press *1. David Silver, J.P. Morgan, you may ask your question.

Jeff Zekauskas: This is Jeff Zekauskas at J.P. Morgan.

Dan Smith: Hi, Jeff.

Jeff Zekauskas: Hi, Dan in your press release, you said if we continue to experience solid economic growth and see some stabilization in energy prices, both of which assumptions don’t seem hard to reach. You said, I believe, we could enjoy very positive conditions later in the year. What did you mean by that?

Dan Smith: I mean a continuation of what we’ve been seeing since September. But, bear in mind, that we’re moving into zones where the supply/demand gets ever tighter and the ability to get incremental margins improves, and if we have a falling feedstock environment while you have strengthening supply/demand fundamentals, you tend to be able to hang on to more of the falling feedstock costs. At the same time you’re able to hold, or even move pricing up, and so all I’m really referring to there is again – a penny a pound is a lot of money. Multiple pennies a pound is a lot more money, and that’s kind of a scenario you would expect to be getting. Not a half-penny, not three-quarters-a-penny but pennies-a-pound improvement in the market. But all that and $2.50 might get you a cup of coffee at Starbucks.

Jeff Zekauskas: And sure enough, we – It’s interesting, because in the release you just talk about a stabilization of energy prices, not energy prices going down. So if you sort of had to assess global ethylene operating rates now. So the — where do you think they are and if you see a continuation in the current demand patterns, where do you think they’ll be in third or the fourth quarter?

Dan Smith: I think we’re in the 90’s now and I think we could be approaching the mid-90’s by the end of the year on a global basis.

Jeff Zekauskas: So, these are effective rates?

Dan Smith: Yeah, and I don’t think that’s rocket science. I think that’s very similar to what CMAI is seeing. Bear in mind, where we’ve been, it’s the rest of the world that’s been there already. North America has been below that. So, this is one time that you can really look at North America rates and have a much better picture of the world. So, as things pick up in North America, we’re really only approaching the operating rights where the rest of world were. And CMAI’s last work, they would indicate we’d be right at 95% in the second quarter and we have heavy turnarounds in the second quarter we’re finishing one of ours. And, then they would say we’ve been the 93-ish percent for balance of the year. I would remind those of you who read their materials, that they show very low downtime during that period of time, and that is because there are few scheduled turnarounds. But downtime consists of scheduled turnarounds and unscheduled turnarounds, and my experience has been that, as the industry moves up and tries to get every last pound that’s in its plants, there seems to be a higher likelihood that oh-ohs happen, and you have mechanical problems and some capacity comes off. While, CMAI seems to think that we’re not going to have any of those problems in the last half of the year. I would tell you statistically, it’s very well likely that we will have more downturn in the quarter than what they’re showing there, rates back to that 94-95 range.

Jeff Zekauskas: Can you translate that all of that into nameplate operating rates?

Dan Smith: I am trying to remember what number is? About 4-5%?

Jeff Zekauskas: Okay, thank you very much.

Operator: At this time there are no further questions.

Dan Smith: Well, if there are no further questions, on behalf of the company, we thank you for your interest and your continued support and we look forward to bigger and better things in the future. Thank you.